12011737

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2012
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68579

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/17/10 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aeris Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Broadway, 3rd Floor
(No. and Street)

Cambridge	MA	02142
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J. O'Leary (617) 475-1557
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moody, Famiglietti & Andronico, LLP
(Name – *if individual, state last, first, middle name*)

1 Highwood Drive	Tewksbury	MA	01876
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB
3/R

OATH OR AFFIRMATION

I, Stephen J. O'Leary, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aeris Partners, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

MATTHEW PHILLIP NELSON
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
October 26, 2018

Notary Public

Signature

Managing Director
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOODY, FAMIGLIETTI & ANDRONICO
Certified Public Accountants & Consultants

AERIS PARTNERS LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2011

Proactive certified public accounting and consulting

AERIS PARTNERS LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2011

MFA
MOODY, FAMIGLIETTI & ANDRONICO, LLP
Certified Public Accountants & Consultants

To the Member
Aeris Partners LLC
Cambridge, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Aeris Partners LLC (the "LLC") as of December 31, 2011, and the related statements of income, changes in member's equity and cash flows for the year ended December 31, 2011, the period from November 17, 2010 through December 31, 2010, and the period from November 17, 2010 through December 31, 2011, which cumulative period is being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the LLC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the LLC's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aeris Partners LLC as of December 31, 2011, and the results of its operations and its cash flows for the year ended December 31, 2011, the period from November 17, 2010 through December 31, 2010, and the period from November 17, 2010 through December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of computation of net capital under Rule 15c3-1 and other information under Rule 15c3-3 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
February 15, 2012

December 31		2011
Assets		
Current Assets:		
Cash	$	660,616
Accounts Receivable		12,500
Prepaid Expenses		273
Total Current Assets		673,389
Security Deposits		4,300
Total Assets	$	677,689
Liabilities and Member's Equity		
Current Liabilities:		
Accounts Payable and Accrued Expenses	$	60,232
Member's Equity		617,457
Total Liabilities and Member's Equity	$	677,689

The accompanying notes are an integral part of these financial statements.

For the Year Ended December 31, 2011, the Period from November 17, 2010 through December 31, 2010, and the Period from November 17, 2010 through December 31, 2011	2011	2010	Cumulative
Revenue	$ 1,742,476	$ 50,000	$ 1,792,476
General and Administration Expenses:			
Payroll and Benefits	139,956	-	139,956
Administration	118,702	6,323	125,025
Total General and Administration Expenses	258,658	6,323	264,981
Income from Operations	1,483,818	43,677	1,527,495
Interest Income	11	-	11
Net Income	$ 1,483,829	$ 43,677	$ 1,527,506

The accompanying notes are an integral part of these financial statements.

For the Year Ended December 31, 2011 and for the Period from November 17, 2010 through December 31, 2010

Member's Equity, November 17, 2010	$	115,769
Net Income		43,677
Member's Distributions		(10,000)
Member's Equity, December 31, 2010		149,446
Net Income		1,483,829
Member's Distributions		(1,015,818)
Member's Equity, December 31, 2011	$	617,457

The accompanying notes are an integral part of these financial statements.

For the Year Ended December 31, 2011, the Period from November 17, 2010 through December 31, 2010, and the Period from November 17, 2010 through December 31, 2011	2011	2010	Cumulative
Cash Flows from Operating Activities:			
Net Income	$ 1,483,829	$ 43,677	$ 1,527,506
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Decrease (Increase) in Accounts Receivable	44,327	(31,827)	12,500
Decrease in Prepaid Expenses	6,736	524	7,260
Increase in Security Deposits	(2,300)	-	(2,300)
Increase (Decrease) in Accounts Payable and Accrued Expenses	58,753	(2,220)	56,533
Net Cash Provided by Operating Activities	1,591,345	10,154	1,601,499
Net Cash Used in Financing Activities:			
Member's Distributions	(1,015,818)	(10,000)	(1,025,818)
Net Increase in Cash	575,527	154	575,681
Cash, Beginning of Period	85,089	84,935	84,935
Cash, End of Period	$ 660,616	$ 85,089	$ 660,616

The accompanying notes are an integral part of these financial statements.

1. Organization and Significant Accounting Policies:

Reporting Entity: Aeris Partners LLC (the "LLC") was formed on November 30, 2009, as a Delaware limited liability company. The LLC is primarily engaged in investment advisory and capital raising activities, and is registered under the Securities Exchange Act of 1934 as a broker/dealer as of November 17, 2010.

Revenue Recognition: The LLC recognizes transaction fees at the time the transaction is completed and the income is readily determinable. Initial nonrefundable retainer fees are recognized when due and payable per individual customer contracts, generally monthly during the term of each contract.

Cash: The LLC maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits.

Trade Accounts Receivable and Concentrations of Credit Risk: Financial instruments that potentially subject the LLC to concentration of credit risk consist primarily of accounts receivable. Accounts receivable are stated at the amount management expects to collect from outstanding balances. The LLC performs ongoing credit evaluations of its customers and generally requires no collateral to secure accounts receivable. The LLC maintains an allowance for potentially uncollectible accounts receivable based upon its assessment of the collectability of accounts receivable, which considers historical write-off experience and any specific risks identified in customer collection matters. As of December 31, 2011, management believes no allowance for uncollectible accounts receivable is necessary.

Income Taxes: No provision for federal or state income taxes is presented in these financial statements as Aeris Partners LLC is a single-member limited liability company under the provisions of the Internal Revenue Code, which provide that the LLC be treated similar to a division of its sole member and, accordingly, its taxable income is allocated to its member for federal and state income tax reporting purposes. However, in certain circumstances, the LLC may be required to pay income taxes to a state or foreign country.

The LLC assesses the recording of uncertain tax positions by evaluating the minimum recognition threshold and measurement requirements a tax position must meet before being recognized as a benefit in the financial statements. The LLC's policy is to recognize interest and penalties accrued on any uncertain tax positions as a component of income tax expense, if any, in its statement of income.

The LLC has not recognized a liability for any uncertain tax benefits as of December 31, 2011. The LLC does not expect any material change in uncertain tax benefits within the next twelve months. The LLC is open to examination by the applicable taxing authorities for the tax years ended December 31, 2011, 2010 and 2009.

Use of Estimates: Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results experienced by the LLC may differ from those estimates.

Subsequent Events: Management has evaluated subsequent events spanning the period from December 31, 2011 through February 15, 2012, the latter representing the issuance date of these financial statements.

2. Net Capital:

The LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of not less than the greater of 6.67% of aggregate indebtedness or $5,000. As of December 31, 2011, the LLC's net capital amounted to $600,384.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The LLC's aggregate indebtedness to net capital ratio amounted to 0.10 to 1 as of December 31, 2011.

The LLC does not hold customer funds or securities and is exempt from SEC Rule 15c3-3 pursuant to exemptive provision (k)(2)(i).

3. Related Party Transactions:

The sole member of the LLC provides the use of certain proprietary database systems to the LLC. During the year ended December 31, 2011, the period from November 17, 2010 through December 31, 2010, and the period from November 17, 2010 through December 31, 2011, fees incurred by the LLC for the use of these systems amounted to $3,216, $804, and $4,020, respectively. As of December 31, 2011, amounts due to the affiliated entity for these services amounted to $268 and are included in accounts payable within the accompanying statement of financial condition.

4. Operating Lease:

The LLC leases office space in Cambridge, Massachusetts through a tenant-at-will agreement. Under the lease agreement, the LLC is obligated to make monthly rental payments, subject to an escalation clause, plus a monthly payment per employee for certain operating costs. During the year ended December 31, 2011, the period from November 17, 2010 through December 31, 2010, and the period from November 17, 2010 through December 31, 2011, rent expense incurred by the LLC under this agreement amounted to $33,715, $2,400 and $36,115, respectively.

5. Economic Dependency:

During the year ended December 31, 2011 and the period from November 17, 2010 through December 31, 2011, the LLC generated a significant portion of its revenue from two customers, respectively. Services provided to these customers represented approximately 91% and 91%, respectively, of the LLC's total revenue during those periods.

During the period from November 17, 2010 through December 31, 2010, the LLC generated significant revenue from one customer. Services provided to this customer represented 100% of the LLC's total revenue during that period.

6. Indemnifications:

In the ordinary course of business, the LLC enters into various agreements containing standard indemnification provisions. The LLC's indemnification obligations under such provisions are typically in effect from the date of execution of the applicable agreement through the end of the applicable statute of limitations. The aggregate maximum potential future liability of the LLC under such indemnification provisions is uncertain. As of December 31, 2011, no amounts have been accrued related to such indemnification provisions.

As of December 31		2011
Aggregate Indebtedness	$	60,232
Member's Equity	$	617,457
Deductions for Nonallowable Assets:		
Unsecured Accounts Receivable		(12,500)
Prepaid Expenses		(273)
Security Deposits		(4,300)
Net Capital		600,384
Minimum Net Capital Requirement to be Maintained		5,000
Net Capital in Excess of Requirements	$	595,384
Ratio of Aggregate Indebtedness to Net Capital		0.10 to 1

Reconciliation of Audited Computation of Net Capital Under Rule 15c3-1 to the Unaudited FOCUS Report Part IIA

No material differences exist between the above computation of net capital and the unaudited filing of Part IIA of the FOCUS report. Accordingly, no reconciliation of audited computation of net capital under Rule 15c3-1 to the unaudited FOCUS report Part IIA has been presented.

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the SEC:

The LLC operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC:

The LLC is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2011.

MFA
MOODY, FAMIGLIETTI & ANDRONICO, LLP
Certified Public Accountants & Consultants

To the Member
Aeris Partners LLC
Cambridge, Massachusetts

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a - 5

In planning and performing our audit of the financial statements and supplemental schedule of Aeris Partners LLC (the "LLC") as of December 31, 2011, and the periods from November 17, 2010 through December 31, 2010 and November 17, 2010 through December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the LLC's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of the LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the LLC including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the LLC in any of the following:

1. Making quarterly securities examinations, counts, verification, and comparisons, and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the LLC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

M F A

To the Member
Aeris Partners LLC
Page Two

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the LLC's annual financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the LLC's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
February 15, 2012

MFA
MOODY, FAMIGLIETTI & ANDRONICO, LLP
Certified Public Accountants & Consultants

To the Member
Aeris Partners LLC
Cambridge, Massachusetts

Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from registration, November 17, 2010 through December 31, 2011, which were agreed to by Aeris Partners LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Aeris Partners LLC's management is responsible for Aeris Partners LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the period from registration, November 17, 2010 through December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the period from registration, November 17, 2010 through December 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and,
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti, & Andronico, LLP
February 15, 2012

1 Highwood Drive, Tewksbury, MA 01876